

Mail Stop 3720

May 25, 2007

VIA U.S. MAIL AND FAX (510) 438-5334
Mr. Cory Sindelar
Chief Financial Officer
Ikanos Communications Inc.
47669 Fremont Boulevard
Fremont, CA 94538

       RE: Ikanos Communications Inc..
                Form 10-K for the Fiscal Year Ended December 31, 2006
                Filed March 6, 2007
                File No. 0-51532

Dear Mr. Sindelar:

We have reviewed your supplemental response letter dated May 1, 2007 as well as your filing and have the following comments. As noted in our comment letter dated April19, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents

Note 2. Business Combinations

NPA Acquisitions, pages 73-75

1. We refer to your response to prior comment 4. We note that you utilized your calculated internal rate of return of 22% as your discount rate, prior to adjustments for specific risk factors, in the valuation of your acquired intangible assets. Tell us in detail why you believe the IRR is most reflective of a market participant discount rate. Also, tell us in detail how you considered market information, such as the weighted average cost of capital of 19% typically required by investors for an investment in your industry, in getting comfortable with the discount rates used. Further, please reconcile the discount rates used to value each intangible asset back to a discount rate more reflective of a market rate, such as the WACC of 19%. Finally, tell us if you started with a discount rate of 19%, whether it would have materially impacted any of the values assigned to each intangible asset.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Kathryn T. Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding these comments.

Sincerely,

Larry Spirgel
 Assistant Director